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Exhibit (a)(4)

MEMORANDUM OF UNDERSTANDING

        WHEREAS, there is a consolidated putative class action currently pending in the Court of Chancery of the State of Delaware (the "Court"), styled In re Insight Communications Company, Inc. Shareholders Litigation, Consol. C.A. No. 1154-N (the "Action"), which is the consolidation of five separate actions brought by certain stockholders ("Plaintiffs") of Insight Communications Company, Inc. ("Insight" or the "Company") purportedly on behalf of a class of Insight stockholders against The Carlyle Group L.P. and TC Group L.L.C. (collectively "Carlyle"), the Company and the members of Insight's board of directors (the "Individual Defendants", and together with Carlyle and the Company, the "Defendants");

        WHEREAS, the Action challenges the March 6, 2005 proposal by Carlyle, Michael S. Willner ("Willner") and Sidney R. Knafel ("Knafel", together with Willner and Carlyle and certain other Individual Defendants and other stockholders who may agree to be part of the buyout group, the "Buyout Group"), to take the Company private by acquiring all of the issued and outstanding publicly-held shares of Class A common stock of Insight not otherwise owned by the Buyout Group at a cash purchase price of $10.70 per share in a long-form merger involving the Company (the "Proposed Transaction");

        WHEREAS, following the announcement of the Proposed Transaction, the board of directors of Insight (the "Insight Board") appointed a special committee of independent directors who are not members of the Buyout Group (the "Special Committee") to review the Proposed Transaction;

        WHEREAS, the Buyout Group, the Special Committee and Plaintiffs have been negotiating an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, and subject to various conditions, Insight Acquisition Corp. ("Parent"), a corporation formed by the Buyout Group for the purpose of effectuating the transaction, would be merged with and into the Company, with the Company continuing as the surviving corporation (the "Merger"), and all of the issued and outstanding publicly-held shares of Class A common stock of Insight, other than certain shares owned by the Buyout Group, would be converted into the right to receive $11.75 in cash per share;

        WHEREAS, on April 8, 2005, Plaintiffs filed a consolidated amended complaint alleging breaches of fiduciary duty and charter violations by Defendants in connection with the Proposed Transaction and seeking to enjoin the Proposed Transaction;

        WHEREAS, on April 15, 2005, Plaintiffs filed their Motion for a Preliminary Injunction, which sought to enjoin the Proposed Transaction as violative of Insight's charter, and a scheduling conference was held before Vice Chancellor Lamb on this Motion on April 25, 2005;

        WHEREAS, as a result of the pendency and prosecution of the Action, counsel for the Buyout Group and Plaintiffs' counsel in the Action have engaged in arm's-length negotiations concerning a possible settlement of the Action since July 8, 2005;

        WHEREAS, Defendants in the Action provided to Plaintiffs' counsel the same non-public, internal financial information provided to, and analyses performed by, financial advisors to the Buyout Group relating to Insight that was provided to the Special Committee and its financial advisors;

        WHEREAS, counsel for Plaintiffs in the Action served a request for the production of documents on, and noticed the depositions of, representatives of the Buyout Group and the Special Committee;

        WHEREAS, the Merger Agreement initially proposed by the Buyout Group contemplated the payment by the Company of a $21 million termination fee (the "Termination Fee") and an additional amount of up to $5 million for all the documented out-of-pocket expenses of Parent (the "Reimbursable Expenses"), and contained certain other terms to which Plaintiffs' counsel objected;

        WHEREAS, counsel for Plaintiffs in the Action demanded that any settlement of the Action provide that consummation of the Merger be conditioned on a decrease in the aggregate of the Termination Fee and maximum permissible amount of Reimbursable Expenses, and that certain other terms of the Merger Agreement also be changed;

        WHEREAS, Plaintiffs asserted that the Proposed Transaction could violate certain provisions of the Company's charter;

        WHEREAS, the Proposed Transaction did not include any condition for the approval of the Merger by a majority of the Insight stockholders unaffiliated with the Buyout Group;

        WHEREAS, counsel for Plaintiffs in the Action demanded that any settlement of the Action provide that consummation of the Merger be conditioned on the affirmative vote by the holders of not less than a majority of the shares of Insight Class A common stock other than those shares held by the Buyout Group and be structured so as not to violate any provisions of the Company's charter;

        WHEREAS, on July 12, 2005, Plaintiffs' counsel and plaintiffs' financial advisor in the Action conducted a telephonic meeting with the Buyout Group's counsel and representatives from each of the Buyout Group's financial advisors to discuss Plaintiffs' demand for increased consideration to be offered to Insight minority shareholders in the Proposed Transaction;

        WHEREAS, between July 12, 2005 and July 26, 2005, numerous drafts of the Merger Agreement and related documents were exchanged among and negotiated by representatives of the parties to the Action;

        WHEREAS, on July 26, 2005, Plaintiffs' counsel, counsel for the Buyout Group, counsel for the Special Committee and their respective financial advisors conducted an in person meeting to discuss the Proposed Transaction and to address certain issues relating to the terms of the Merger Agreement and Plaintiffs' demand for increased consideration to be offered to Insight minority shareholders in the Proposed Transaction;

        WHEREAS, between July 8, 2005 and the date of this Memorandum of Understanding (the "Memorandum"), Plaintiffs' counsel in the Action and counsel for the Buyout Group have had numerous discussions and negotiations relating to the terms of the Proposed Transaction, including price and other material terms and conditions set forth in this Memorandum;

        WHEREAS, counsel for all parties to the Action have reached an agreement in principle, set forth in this Memorandum, providing for the settlement of the Action between and among Plaintiffs, on behalf of themselves and the putative Class (defined below), and Defendants, on the terms and subject to the conditions set forth below (the "Settlement");

        WHEREAS, Defendants in the Action have consented to the conditional certification of the Action as a class action pursuant to Chancery Court Rules 23(b)(1) and 23(b)(2) for settlement purposes only on behalf of a class as defined in paragraph 8(a) hereinafter;

        WHEREAS, Plaintiffs' counsel have determined that a settlement of the Action on the terms reflected in this Memorandum is fair, reasonable, adequate, and in the best interests of Plaintiffs and the putative Class (defined below);

        WHEREAS, Defendants, to avoid the costs, disruption, and distraction of further litigation, and without admitting the validity of any allegations made in the Action, or any liability with respect thereto, have concluded that it is desirable that the claims against them be settled and dismissed on the terms reflected in this Memorandum;

        NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel for the parties, the parties to the Action have agreed in principle as follows:

        1.     Pursuant and subject to approval by the Buyout Group, the Special Committee, and the Insight Board, and the execution and delivery by the Company and Parent of a definitive Merger Agreement, the Buyout Group shall proceed with the Merger, subject to the terms and conditions of the Merger Agreement, in which the shares of Insight Class A common stock, other than certain shares held by members of the Buyout Group, shall be converted into the right to receive consideration of $11.75 per share. The parties have agreed that the Merger will be subject to, among other conditions, the condition that a majority of the shares of Insight Class A common stock, other than shares held by Parent, the Buyout Group, any officers or directors of the Company (or any member of the immediate families thereof) and any of their affiliates outstanding on the record date for the meeting of Insight stockholders must vote in favor of the Merger (the "Majority of the Minority Condition"). The Buyout Group acknowledges that it took into account the desirability of satisfactorily addressing the claims asserted in the Action in agreeing to the foregoing terms of and conditions to the Merger, and the Buyout Group acknowledges that the efforts of Plaintiffs' counsel in the Action (a) were material causal factors that led to the final consideration offered by the Buyout Group to Insight minority stockholders in the Merger and the approval by the Buyout Group of the Changes to the Merger Agreement (as defined below), and (b) were taken into account by the Buyout Group with respect to the Majority of the Minority Condition.

        2.     Defendants will provide Plaintiffs' counsel in the Action with such additional discovery as reasonably requested by Plaintiffs to confirm the fairness and adequacy of the Settlement and the disclosures relating to the Merger.

        3.     The Buyout Group acknowledges that the comments on the Merger Agreement provided by Plaintiffs' counsel led to positive changes from the perspective of Insight minority shareholders to: (a) Section 7.03 of the Merger Agreement (reflecting a lower Termination Fee of $10 million, inclusive of payment of $4 million for expenses); (b) Section 8.09 (reflecting a limitation on the Company's liability to the Buying Group for monetary damages of $10 million, the same amount as the Termination Fee and Carlyle guaranty); (c) Section 5.07(a) of the Merger Agreement (conditionally authorizing the Special Committee to furnish certain information or participate in discussions or negotiations with any party making a Takeover Proposal (as defined in Section 5.07(f) of the Merger Agreement) if the failure to furnish such information or participate in such discussions or negotiations would present a material risk of being inconsistent with the fulfillment of the Special Committee's fiduciary duties); (d) Section 5.07(b) of the Merger Agreement (providing that the Special Committee's duty to inform the Buying Group of the terms of a Takeover Proposal is subject to certain limitations described in Section 5.07(b)); (e) Section 5.07(c) of the Merger Agreement (allowing the Special Committee to change its recommendation to the Company's shareholders with respect to the Proposed Transaction in response to a Superior Proposal or Intervening Event (as those terms are defined in Section 5.07(f) of the Merger Agreement) if the Special Committee determines that the failure to do so would present a material risk of being inconsistent with the fulfillment of its fiduciary duties); and (f) Section 6 of the Voting Agreement (as defined by and referenced in the Merger Agreement) (reflecting a decrease in the percentage Excess Value (as defined in the Voting Agreement) payable by Knafel and Willner to Carlyle in the event the Proposed Transaction is terminated and a subsequent sale transaction occurs within a specified period of time as described in Section 6 of the Voting Agreement) (collectively, the "Changes to the Merger Agreement").

        4.     Plaintiffs' counsel have been given the opportunity to review drafts of the Merger Agreement in general and specifically to confirm that the terms of the Merger Agreement do not violate any provisions of the Company's charter.

        5.     Plaintiffs' counsel shall be given the opportunity to review in advance the disclosures in any proxy statement relating to the Merger. Defendants shall consider in good faith any timely comments received from Plaintiffs' counsel regarding such disclosure materials. The proxy statement relating to the Merger will include a statement that the Buyout Group acknowledges that it took into account the desirability of satisfactorily addressing the claims asserted in the Action in agreeing to the foregoing terms of and conditions to the Merger, and that the Buyout Group acknowledges that the efforts of Plaintiffs' counsel in the Action (a) were material causal factors that led to the final consideration offered by the Buyout Group to Insight minority stockholders in the Merger and the approval by the Buyout Group of the Changes to the Merger Agreement, and (b) were taken into account by the Buyout Group with respect to the Majority of the Minority Condition.

        6.     The parties to the Action will use their best efforts to agree upon, execute and present to the Court within forty-five (45) days of the date of this Memorandum a formal stipulation of settlement ("Stipulation") and such other documents as may be necessary and appropriate to obtain the prompt approval by the Court of the Settlement and the dismissal with prejudice of the Action in the manner contemplated herein and by the Stipulation.

        7.     Pending the negotiation and execution of the Stipulation, all proceedings in the Action, except for Settlement-related proceedings and the agreed-upon discovery pursuant to this Memorandum, shall be suspended. The Stipulation shall provide that all proceedings in the Action, except for Settlement-related proceedings, shall be suspended until the Settlement-related proceedings are concluded.

        8.     The Stipulation shall include, among other things, the following provisions:

          (a)   for the conditional certification of the Action as a consolidated class action pursuant to Chancery Court Rules 23(b)(1) and (b)(2) on behalf of a class consisting of all record and beneficial owners of Insight Class A common stock, other than the Buyout Group, during the period beginning on and including March 6, 2005, through and including the date of the consummation of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them, and excluding the Defendants (the "Class");

          (b)   for the complete discharge, dismissal with prejudice, settlement and release of, and an injunction barring, all claims, demands, rights, actions or causes of action, liabilities, damages, losses, obligations, judgments, suits, fees, expenses, costs, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal or state statutory or common law relating to alleged fraud, breach of any duty, negligence, violations of the federal securities laws or otherwise) by or on behalf of any member of the Class, whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity against Defendants and/or their respective families, parent entities, associates, affiliates or subsidiaries, and each and all of their respective past, present or future officers, directors, stockholders, representatives, employees, attorneys, financial or investment advisors, advisors, consultants, accountants, investment bankers, commercial bankers, trustees, engineers, agents, insurers, co-insurers and reinsurers, managers, managing directors, trustees, general or limited partners or partnerships, limited liability companies, members, heirs, executors, personal or legal representatives, estates, administrators, predecessors, successors and assigns (collectively, the "Released Persons"), whether or not any such Released Persons were named, served with process or appeared in the Action, which have arisen, could have arisen, arise now or hereafter arise out of, or relate in any manner to the allegations, facts, events, transactions, matters, acts, occurrences, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved or set forth in, or referred to or otherwise related, directly or indirectly, in any way to, the Action or the subject matter of the Action, and including, without limitation, any claims in any way related to (i) the Proposed Transaction, (ii) the Merger, (iii) the Merger Agreement, (iv) provisions of the Company's charter relating to the Proposed Transaction, the Merger or the Merger Agreement, (v) the fiduciary obligations of any of the Defendants or Released Persons in connection with the Proposed Transaction, the Merger or Merger Agreement, (vi) the negotiations preceding the Merger or Merger Agreement, and (vii) the disclosure obligations of any of the Defendants or Released Persons in connection with the Proposed Transaction, the Merger or Merger Agreement (collectively, the "Settled Claims"); provided however, that Settled Claims shall not include the right of the Plaintiffs or any members of the Class to enforce the terms of the Stipulation or any properly perfected claims for appraisal in connection with the Merger;

          (c)   that Defendants have denied, and continue to deny, that any of them have committed or have threatened to commit any violations of law or breaches of duty to the Plaintiffs, the Class or anyone else;

          (d)   that Defendants are entering into the Settlement solely because it will eliminate the uncertainty, distraction, burden and expense of further litigation;

          (e)   that the Settlement is subject to the completion of the Merger by the Buyout Group and its affiliates in accordance with the definitive Merger Agreement, including any amendment thereto;

          (f)    that in the event the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any plaintiff class in future proceedings;

          (g)   that subject to the Order of the Court, pending final determination of whether the Settlement should be approved, Plaintiffs and all members of the Class, and any of them, are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Settled Claims, either directly, representatively, derivatively or in any other capacity, against any Released Person; and

          (h)   that the Buyout Group acknowledges that it took into account the desirability of satisfactorily addressing the claims asserted in the Action in agreeing to the foregoing terms of and conditions to the Merger, and the Buyout Group acknowledges that the efforts of Plaintiffs' counsel in the Action (i) were material causal factors that led to the final consideration offered by the Buyout Group to Insight minority stockholders in the Merger and the approval by the Buyout Group of the Changes to the Merger Agreement, and (ii) were taken into account by the Buyout Group with respect to the Majority of the Minority Condition.

        9.     This Memorandum shall be null and void and of no force and effect, unless otherwise agreed to by the parties pursuant to the terms hereof, if: (i) the Settlement does not obtain final Court approval for any reason; (ii) Plaintiffs conclude, after obtaining the confirmatory discovery provided for herein, that the Settlement memorialized herein is not fair, adequate, and in the best interests of the Class; (iii) the Special Committee, the Insight Board and/or the Buyout Group fail to approve a definitive Merger Agreement, or (iv) the Merger is not concluded for any other reason. In the event any party withdraws from the Settlement, this Memorandum shall not be deemed to prejudice in any way the respective positions of the parties with respect to the Action, and neither the existence of this Memorandum nor its contents shall be admissible in evidence or shall be referred to for any purpose in the Action or in any other litigation or proceeding.

        10.   The Stipulation shall provide a statement that (i) the release contemplated by the Stipulation shall extend to claims that the parties granting the release (the "Releasing Parties") do not know or suspect to exist at the time of the release, which if known, might have affected the Releasing Parties' decision to enter into the release; (ii) the Releasing Parties shall be deemed to relinquish, to the extent applicable, and to the full extent permitted by law, the provisions, rights and benefits of Section 1542 of the California Civil Code; and (iii) the Releasing Parties shall be deemed to waive any and all provisions, rights and benefits conferred by any law of any state or territory of the United States, or principle of common law, which is similar, comparable or equivalent to California Civil Code Section 1542.

        11.   This Memorandum will be executed by counsel for the parties to the Action, each of whom represents and warrants that he or she is authorized to enter into this Memorandum, and counsel for the Plaintiffs each represent and warrant that plaintiffs are the only holders and owners of their claims and causes of action asserted in the Action, and that none of plaintiffs' claims or causes of action referred to in any complaint or amended complaint in the Action or this Memorandum have been assigned, encumbered or in any manner transferred in whole or in part.

        12.   This Memorandum, the Stipulation and the Settlement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to Delaware's principles governing choice of law. The parties agree that any dispute arising out of or relating in any way to this Memorandum, the Stipulation or the Settlement shall not be litigated or otherwise pursued in any forum or venue other than the Court, and the parties expressly waive any right to demand a jury trial as to any such dispute.

        13.   This Memorandum may be modified or amended only by a writing, signed by all of the signatories hereto, that refers specifically to this Memorandum.

        14.   The provisions contained in this Memorandum shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing as to any facts or claims that have been or might be alleged or asserted in the Action, or any other action or proceeding that has been, will be, or could be brought, and shall not be interpreted, construed, deemed, invoked, offered, or received in evidence or otherwise used by any person in the Action, or in any other action or proceeding, whether civil, criminal or administrative, for any purpose other than as provided expressly herein.

        15.   This Memorandum shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and permitted assigns.

        16.   Plaintiffs and their counsel intend to petition the Court for a reasonable award of fees and expenses in connection with the Action (the "Fee Application"). The parties in the Action shall negotiate in good faith the amount of the Fee Application. Defendants in the Action reserve all rights to oppose the Fee Application. The Company, on behalf of and for the benefit of the other Defendants in the Action, agrees to pay any final award of fees and expenses by the Court. Final resolution by the Court of the Fee Application shall not be a precondition to the dismissal of the Action in accordance with the Stipulation, and the Stipulation shall provide that the Fee Application may be considered separately from the proposed Settlement of the Action. The Company shall pay fees and expenses awarded by the Court in the Action to Plaintiffs' counsel in the Action five (5) business days after the Effective Date (defined below) of the Court's Order on the Fee Application, or five (5) business days after the Effective Date (defined below) of the Settlement, whichever is later.

        17.   The Company shall be responsible for providing notice of the Settlement to the members of the Class. The Company shall pay, on behalf of and for the benefit of the other Defendants in the Action, all reasonable costs and expenses incurred in providing notice of the Settlement to the members of the Class.

        18.   The "Effective Date" of the Court's Order on the Fee Application shall be the date on which that Order of the Court becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, writ of certiorari, lapse of time or otherwise. The "Effective Date" of the Settlement of the Action shall be the date on which the Order of the Court approving the Settlement of the Action becomes final and no longer subject to further appeal or review, whether by exhaustion of any possible appeal, writ of certiorari, lapse of time or otherwise.

        19.   This Memorandum may be executed in any number of actual or telecopied counterparts and by each of the different parties on several counterparts, each of which when so executed and delivered will be an original. The executed signature page(s) from each actual or telecopied counterpart may be joined together and attached and will constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

        IN WITNESS WHEREOF, the parties have executed this Memorandum effective as of the date set forth below.

Of Counsel:	/s/ CANDICE TOLL AARON

Michael D. Hays
Dow, Lohnes & Albertson, PLLC
1200 New Hampshire Avenue, N.W.
Suite 800
Washington, D.C. 20036
(202) 776-2000
 Counsel for Defendants Willner, Knafel,
 Kempner and Marcus

Gary W. Kubek
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000
Counsel for Carlyle	Candice Toll Aaron Richards, Layton & Finger One Rodney Square P.O. Box 551 Wilmington, Delaware 19899 (302) 651-7700 Counsel for the Buyout Group
Of Counsel:	/s/ A. GILCHRIST SPARKS, III
Martin R. Gold Sonnenschein Nath & Rosenthal LLP 1221 Avenue of the Americas New York, New York 10022 (312) 876-8000 Counsel for Insight Communications Company, Inc. and Defendant Jain	A. Gilchrist Sparks, III
Alan J. Stone
Morris Nichols Arsht & Tunnell
1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899
(302) 658-9200
 Counsel for Insight Communications
Company, Inc. and Defendant Jain
/s/ PAUL J. LOCKWOOD
Paul J. Lockwood Skadden Arps Slate Meagher & Flom LLP One Rodney Square P.O. Box 636 Wilmington, Delaware 19899 (302) 651-3000 Counsel for Defendants Laybourne and Lee
/s/ LEE D. RUDY	/s/ SETH D. RIGRODSKY
Marc A. Topaz Lee D. Rudy Schiffrin & Barroway, LLP 280 King of Prussia Road Radnor, Pennsylvania 19087 (610) 667-7706 Co-Lead Counsel for Plaintiffs	Steven G. Schulman Seth D. Rigrodsky Ralph N. Sianni Milberg Weiss Bershad & Schulman LLP 919 N. Market Street, Suite 411 Wilmington, Delaware 19801 (302) 984-3201 Co-Lead Counsel for Plaintiffs
Dated: July 28, 2005

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MEMORANDUM OF UNDERSTANDING